Filed Pursuant to Rule 433

Registration No. 333-274646

July 28, 2025

PRICING TERM SHEET

July 28, 2025

M&T Bank Corporation

$750,000,000 5.400% Fixed-Rate Reset Subordinated Medium-Term Notes, Series B due 2035 (“Notes”)

Issuer:	M&T Bank Corporation

Issuer Ratings*:	Baa1 / BBB / A-/ A(low) (Outlook: Stable / Stable / Stable / Stable) (Moody’s / S&P / Fitch / DBRS)

Ranking:	Subordinated

Offering Format:	SEC Registered

Trade Date:	July 28, 2025

Settlement Date**:	July 30, 2025 (T+2)

Title:	5.400% Fixed-Rate Reset Subordinated Notes due 2035

Principal Amount:	$750,000,000

Maturity Date:	July 30, 2035

Reset Date:	July 30, 2030

Initial Interest Rate	5.400%

Reset Reference Rate	The U.S. Treasury Rate for a five year maturity as determined in accordance with the terms and provisions set forth under the caption “Description of Notes—Calculation of Interest—Fixed Rate Reset Notes—Determination of Reset Reference Rates—U.S. Treasury” of the Prospectus Supplement

Interest Rate:	(i) from, and including, July 30, 2025 to, but excluding, the Reset Date at a rate per annum equal to Initial Interest Rate and (ii) from, and including, the Reset Date to, but excluding, the maturity date or earlier redemption date, as the case may be, at a rate per annum equal to the Reset Reference Rate as of the relevant reset determination date plus 1.430%, provided that the interest rate will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application and will in no event be lower than zero.

Price to Public:	100.000%

Benchmark Treasury:	3.875% UST due June 30, 2030

Benchmark Treasury Price / Yield:	99-18+ / 3.970%

Spread to Benchmark Treasury:	+ 143 bps

Reoffer Yield:	5.400%

Interest Payment Dates:	Interest will be payable semi-annually in arrears on each January 30 and July 30, commencing on January 30, 2026

Day Count:	30 / 360

Day Count Convention:	Following business day, unadjusted

CUSIP / ISIN:	55261FAZ7 / US55261FAZ71

Underwriters’ Discount:	0.130%

Proceeds to Issuer (before expenses):	$749,025,000

Denominations:	$2,000 x $1,000

Optional Redemption:	The Notes are not subject to repayment at the option of the holders prior to the Maturity Date. The Notes are redeemable by the Issuer, solely at its option, (i) on the Reset Date, in whole but not in part, (ii) on or after April 30, 2035 (three months prior to the Maturity Date), in whole or in part, at any time and from time to time, or (iii) at any time within 90 days following the occurrence of certain changes in the regulatory capital treatment of the Notes as described under the caption “Description of Notes—Optional Redemption, Optional Repayment and Repurchase—Subordinated Notes,” in each case at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date, in each case in accordance with the redemption provisions described below under the caption “Description of Notes—Optional Redemption, Optional Repayment and Repurchase—Optional Redemption” of the Prospectus Supplement. The Issuer will give notice to the holders of the Notes at least 10 days and not more than 60 days prior to the date fixed for redemption in the manner described under “Description of Notes—Optional Redemption, Optional Repayment and Repurchase—Optional Redemption” in the Prospectus Supplement.

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC M&T Securities, Inc.

Co-Managers:	AmeriVet Securities, Inc. Blaylock Van, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to one business day before the Settlement Date will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus), a prospectus supplement and a preliminary pricing supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement, the preliminary pricing supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and the preliminary pricing supplement if you request them by calling Barclays Capital Inc. at 1-888-603-5847, J.P. Morgan Securities LLC toll-free at (212) 834-4533 or RBC Capital Markets toll-free at 1-866-375-6829.

This pricing term sheet supplements the preliminary pricing supplement filed by M&T Bank Corporation on July 28, 2025 relating to the accompanying prospectus and prospectus supplement filed, in each case, by the Issuer with the SEC on September 22, 2023.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.